August 2, 2005

Room 4561


Jeffrey C. Smith, Esq.
General Counsel
Worldspan, LP and WS Financing Corp.
300 Galleria Parkway, N.W.
Atlanta, Georgia 30339

Re:  	Worldspan, LP and WS Financing Corp.
	Amendment No. 1 to Form S-4
      Filed July 8, 2005
      File No. 333-124508

      Draft responses dated July 8, 2005 regarding comments on Form 10-K Annual Report for the Year Ended December 31, 2004 Filed on March 29, 2005
      Form 10-Q for March 31, 2005
      Filed on May 16, 2005
      File No. 333-109064


Dear Mr. Smith:

      This is to advise you that we have reviewed only those portions of the above amended registration statement and draft responses that relate to your signatures, legal opinion and controls and procedures disclosure.

Amendment No. 1 to Form S-4 filed on July 8, 2005

Signatures
1. Regarding your response to prior comment 3 from our last letter dated May 27, 2005, we note your assertion that your corporate general partner, Worldspan Technologies, Inc., is not required to
sign this registration statement.   After reviewing Exhibits 3.1,
3.2
and 3.3 to this registration statement, which reflect Worldspan Technologies Inc. (formerly known as Travel Transaction Processing Corporation), as the corporate general partner, we have concluded that you should revise to include the signatures of a majority of your corporate general partner`s board of directors.
2. Similarly, revise your subsidiary guarantor signature page to include the signatures of the managing members of your LLC guarantors
and general partners of your LLP guarantors.   If these managing
members or general partners are corporations, revise to include a majority of their boards of directors. If these managing members and general partners are business entities other than corporations, include the appropriate signatures. If Mr. Rakesh Gangwal is the sole managing member and sole general partner of all subsidiary guarantors, revise to state that he is signing this Form S-4 in these capacities.

Exhibit 5.1 Opinion of Counsel
3. In the third full paragraph of the legal opinion, you assume that
the Indenture has been duly authorized, executed and delivered by the
Trustee.  The facts in this respect appear ascertainable.  It appears
that the registrant`s counsel could obtain an opinion of counsel to
the Trustee and could rely thereon. We would not object to a reference to and reliance upon other counsel with respect to these matters concerning the actions and authority of the Trustee
4. Revise to disclose specifically that the laws of New York govern
the Indenture.
5. We note that you limit the scope of your opinion to the General Corporation Law of the State of Delaware. While this statute appears applicable to WS Financing Corp. we note that the primary
registrant,
WorldSpan, LP, is a limited partnership and may be governed by
Delaware`s Revised Uniform Limited Partnership Act.   Similarly,
it
appears that the Limited Liability Company Act is applicable to some
of the guarantors.    Please revise opine as to the applicable.
6. For those co-registrants governed by the "General Corporation
Law
of the State of Delaware," please confirm to us that this
reference
includes the statutory provisions and also all applicable
provisions
of the Delaware Constitution and reported judicial decisions interpreting these laws. Refer to Section VIII.A.14. of the Division of Corporation Finance: Current Issues and Rulemaking Projects Outline (November 14, 2000).
7. In the fourth paragraph on page 2 of your draft legal opinion, you
limit the scope of the opinion to General Corporation Law of the State of Delaware and the laws of the United States and the State of
New York, despite the formation of some of the co-registrants in the
jurisdictions of Georgia and California.  Additionally, your counsel
effectively assumes that the limited liability company laws of the jurisdictions of Georgia and California are identical to those of Delaware. An assumption of this type is not appropriate. The scope of your opinion should encompass the laws of the jurisdictions in
which all of the registrants are formed.    Please revise.
8. We note the penultimate paragraph of the opinion addressed to the
Issuers and Guarantors indicates that the opinion "may not be used
or
relied on by any other person . . . filed with a government agency without prior written consent . . . ."  This limitation suggests that
investors may not be able to rely on the opinion and therefore is inappropriate. Please revise this opinion to delete this paragraph or more narrowly tailor the limitation.

Draft responses regarding Form 10-K, Annual Report for the Year ended
December 31, 2004 and Form 10-Q for the Quarter Ended March 31,
2005
Item 9A. Controls and Procedures
9. We note your response states that prior to May 2005, it is possible that transactions that were deleted from the billing system contained billable items that would have resulted in an increase in your revenues had you billed the participating airline. Based on the unknown impact on your revenues, related costs and the lack of supervisory and managerial resources in your finance department, please advise us how your principal executive and financial officers were able to conclude that your disclosure controls and procedures were effective prior to May 2005 and your specific bases for your belief that this deficiency had no material impact on your financial results prior to May 2005.
10. Further, advise us as to why you and your auditors believe that, in the aggregate, the ability to delete invoices from your billing system prior to May 2005 combined with the lack of supervisory and managerial personnel in your finance department was not a material weakness in your internal control over financial reporting for all prior reporting periods.
11. On page 6 of your response letter, you discuss the audit adjustments made in connection with the audit for the year ended December 31, 2004. Please provide us with a detailed discussion of the specific nature of each of the individual adjustments made to the accruals and to the taxes which resulted in a $1.6 million increase in net income. Further, please quantify the impact of these individual adjustments on revenues, costs of revenues and operating expenses which were recorded during the year ended December 31, 2004.
12. At the top of page seven of your response letter you state that the Company does not believe it is likely that the information transfer matter regarding your billable/non-billable errors would have resulted in any over-recognition of revenue. Please provide us with a detailed explanation as to your bases for making this conclusion. Specifically, address periods prior to May 2005.
13. Similarly, please advise us as to the impact on expense recognition as a result of the billing system errors.
14. Please provide us with a copy of your management report from PriceWaterhouseCoopers LLP to the audit committee, disclosure committee or Board of Directors that addresses these reportable conditions and change in internal control over financial reporting in your financial accounting system for the year ended December 31, 2004.


Item 4. Controls and Procedures
15. Please review your Form 10-Q controls and procedures disclosure in light of the preceding comments.


*  *  *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

      We will consider a written request for acceleration of the effective date of the registration statement, but please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters.  Please contact Neil Miller at (202) 551-3442 or me at
(202)
551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at
202-551-9210.



								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal



cc:  	G. Daniel O`Donnell, Esq. (via facsimile)
	R. Craig Smith, Esq.
	Dechert LLP
	4000 Bell Atlantic Tower
	1717 Arch Street
	Philadelphia, Pennsylvania 19103
	Telecopier No. (215) 994-2222


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Jeffrey C. Smith, Esq.
Worldspan, LP
August 2, 2005
Page 1